UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Token Cat Limited

(Exact name of registrant as specified in its charter)

6F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Departure of Certain Officers

Mr. Jianchen Sun, the President of Token Cat Limited, a Cayman Islands exempted limited company (the “Company”), resigned from his position as the President of the Company, effective on September 29, 2025. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Hui Yuan, the Chief Operating Officer of the Company, resigned from his position as the Chief Operating Officer of the Company, effective on September 29, 2025. His resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Board of Directors of the Company intends to conduct a thorough search and anticipates making the necessary appointments in due course to fill the vacancies created by the foregoing resignations. The Company will act promptly to ensure that it satisfies the requirements under the Nasdaq listing rules as well as all other relevant rules and regulations in a timely manner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 9, 2025

Token Cat Limited

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Co-Chief Executive Officer

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